

July 22, 2010

Shum Mukherjee
Chief Financial Officer
Immersion Corporation
801 Fox Lane
San Jose, CA 95131

      Re: Immersion Corporation
             Form 10-K/A for Fiscal Year Ended December 31, 2009
             Filed July 14, 2010
             File No. 000-27969

Dear Mr. Mukherjee:

      We have completed our review of your filing and do not have any further comments at this time.

                     Sincerely,

                     Barbara C. Jacobs
                     Assistant Director

cc: Via facsimile to: (650) 938-5200
         Jeffrey Vetter, Esq.
         Fenwick & West LLP